Panex Resources Inc.
30 Ledgar Road
Balcatta, Western Australia
6021

VIA EDGAR

April 12, 2011

Mail Stop 7010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
20549

Attention:  Anne Nguyen Parker

Dear Ms. Parker:

Re:	Panex Resources Inc. (formerly known as De Beira Goldfields Inc.)
Request for Withdrawal - Registration Statement on Form SB-2
Filed June 1, 2007 File No. 333-143456

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Panex Resources Inc. (the “Registrant”) respectfully requests that its Registration Statement on Form SB-2 (File No. 333-143456), together with all exhibits thereto (collectively, the “Registration Statement”), be withdrawn, with the consent of the Securities and Exchange Commission (the “Commission”) with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.  The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Registration Statement was originally filed with the Commission on June 1, 2007 but never made effective.  No amendments to the Registration Statement were ever filed and no securities were sold in connection with the offering contemplated by the Registration Statement.

Accordingly, the Registrant respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Panex Resources Inc., 30 Ledgar Road, Balcatta, Western Australia, 6021, with a copy to Registrant’s outside legal counsel, Rene Daignault, at 1100 Melville Street, Suite #610, Vancouver, British Columbia, V6E 4A6 (Fax:  604-664-0671).

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If you have any questions with respect to this matter, please contact Mr. Daignault at (604) 648-0527.  We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.

Sincerely,

Panex Resources Inc.

Per:  /s/ Klaus Eckhof

Klaus Eckhof
Director, Chief Executive Officer,
President, and Principal Executive Officer

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